UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION





                                 PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                                in the matter of

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                File No. 70-6802
                            Dallas, Texas 75266-0164








                                REPORT FOR PERIOD

                     July 1, 1997 through September 30, 1997

                               PURSUANT TO RULE 24









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I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of service ID's and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. No costs were incurred this quarter.


EXPENDITURES BY PROJECT :

                                                COLETO             WALKER
                                                CREEK              COUNTY
QUARTER ENDED SEPTEMBER 30, 1997              (thousands)        (thousands)

CPL                                              $ --               $ --

PSO                                                --                 --

SWP                                                --                 --

WTU                                                --                 --

TOTAL                                            $ --               $ --



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EXPENDITURES BY PROJECT :

                                                    COLETO            WALKER
                                                    CREEK             COUNTY
NINE MONTHS ENDED SEPTEMBR 30, 1997              (thousands)        (thousands)

CPL                                                  $ --               $ --

PSO                                                    --                 --

SWP                                                    --                 --

WTU                                                    --                 --

TOTAL                                                $ --               $ --



(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.

WALKER/GRIMES: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. This lease was terminated late in 1996.

KARNACK/WOODLAWN: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. This lease was terminated late in 1996.



(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                                  SOUTH               DOLET
OWNERSHIP PERCENTAGE                            HALLSVILLE            HILLS

SWP                                              85.936%             46.094%

NON-AFFILIATED ENTITIES                          14.064%             53.906%

TOTAL                                            100.000%           100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.


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ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $ 9,637 for the third quarter.


EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED                          SOUTH              DOLET
SEPTEMBER 30, 1997                   HALLSVILLE           HILLS
                                        (1)                (1)

CPL                                      $ --              $ --

PSO                                        --                --

SWP                                      2,094              (22)

WTU                                         --               --

TOTAL                                  $ 2,094            $ (22)

(1) Excludes non-affiliated interests in these projects.


NINE MONTHS ENDED                      SOUTH              DOLET
SEPTEMBER 30, 1997                   HALLSVILLE           HILLS
                                        (1)                (1)

CPL                                      $ --              $ --

PSO                                        --                --

SWP                                     4,060                49

WTU                                        --                --

TOTAL                                 $ 4,060              $ 49

(1) Excludes non-affiliated interests in these projects.

                                     QUARTER ENDED           NINE MONTHS ENDED
                                   SEPTEMBER 30, 1997        SEPTEMBER 30, 1997
                                   BUDGET      ACTUAL        BUDGET      ACTUAL

SOUTH HALLSVILLE  (1)            $  2,377     $ 2,094        $  7,213    $ 4,060

DOLET HILLS (1)                        89         (22)            267         49

TOTAL                             $ 2,466     $ 2,072         $ 7,480    $ 4,109

(1) Excludes non-affiliated interests in these projects.


                                                           SINCE
CUMULATIVE  EXPENDITURES                              JANUARY 1, 1984
                                                         (thousands)

SOUTH HALLSVILLE (1)                                      $ 26,486

DOLET HILLS (1)                                             10,052

ABANDONED PROJECTS                                          24,101

TOTAL                                                     $ 60,639

(1) Excludes non-affiliated interests in these projects.



II.  FUEL PRODUCTION ACTIVITIES


                                                        CONTRACT
                              TOTAL        TOTAL        MINER'S        TOTAL
                               TONS         TONS        DELIVERED      COST OF
                             PRODUCED      SHIPPED      COST/TON      FUEL/TON
                                                                         (3)
QUARTER ENDED
SEPTEMBER 30, 1997

SOUTH HALLSVILLE  (1)       1,019,568     1,009,204        $11.36        $11.94

DOLET HILLS  (2)              244,663       267,799        $26.65        $27.13


NINE MONTHS ENDED
SEPTEMBER 30, 1997

SOUTH HALLSVILLE  (1)       2,558,806     2,565,097        $12.49        $13.07

DOLET HILLS  (2)              772,484       804,353        $22.53        $23.67

The above amounts exclude non-affiliated interests in these projects.

(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.



III.  OIL AND GAS ACTIVITIES

CPL incurred expenditures primarily for the operation and development of existing leases in south Texas.

                                  QUARTER ENDED             NINE MONTHS ENDED
                                SEPTEMBER 30, 1997         SEPTEMBER 30, 1997
                                   (thousands)                 (thousands)
CPL                                    $ 0                        $ 13

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 21st day of November 1997.




                                By :   /S/ R. RUSSELL DAVIS
                                           R. Russell Davis
                                           Controller
                                           Central and South West Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000